Exhibit 99.4

VERTICAL DATA INC.

RESTRICTED STOCK UNIT AWARD AGREEMENT

Vertical Data Inc. 2024 Stock Incentive Plan

Annual Equity Grant — Service Period July 1, 2025 through June 30, 2026

Recipient	Deven Soni
Capacity	Chairman and Chief Executive Officer
Residence	United States
Grant Date	September 16, 2026
Number of RSUs	81,118
Target Grant Value	$383,689 ÷ Reference Price of $4.73 (30-day VWAP as reported by OTC Markets, ended September 15, 2026), rounded to the nearest whole RSU
Service Period	July 1, 2025 through June 30, 2026 (completed)
Vesting	100% vested as of the Grant Date
Settlement Date	October 16, 2026
Fair Market Value on Settlement Date	$4.10 per share (OTC Markets closing price)
Shares Withheld for Taxes	21,134 Shares (Section 6)
Net Shares Delivered	59,984 Shares, in book-entry form
Authorization	Unanimous Written Consent of the Board of Directors effective as of September 16, 2026 (the “Board Consent”)

This Restricted Stock Unit Award Agreement (this “Award Agreement”) is entered into as of the Grant Date set forth above between Vertical Data Inc., a Nevada corporation (the “Company”), and the recipient named above (the “Recipient”). The Company has granted to the Recipient the restricted stock units (“RSUs”) described above (the “Award”) under the Vertical Data Inc. 2024 Stock Incentive Plan (as amended, the “Plan”) and pursuant to the Board Consent, in recognition of services rendered to the Company during the Service Period. This Award Agreement is made pursuant to, and subject to, the Plan; capitalized terms used but not defined herein have the meanings given in the Plan, and in the event of any conflict between this Award Agreement and the Plan, the Plan shall control. The parties agree as follows:

1. Nature of the Award. Each RSU represents an unfunded and unsecured promise of the Company to deliver one share of the Company’s common stock, par value $0.0001 per share (the “Common Stock” and each such share, a “Share”), on the terms of the Plan, the Board Consent and this Award Agreement. The Recipient acknowledges receipt of a copy of the Plan. The Award is fully vested as of the Grant Date in recognition of the completed Service Period and is not subject to any continued-service requirement, forfeiture condition or Company repurchase right. Until Shares are delivered, the Recipient has no rights as a stockholder with respect to the RSUs, including voting or dividend rights, and the RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered.

2. Settlement. The Award was settled on October 16, 2026 (the “Settlement Date”). On the Settlement Date, the Company became obligated to deliver one Share for each of the 81,118 RSUs, and, after the withholding of 21,134 Shares for taxes as described in Section 6, the Company has instructed its transfer agent, Colonial Stock Transfer Company, Inc., to issue 59,984 Shares to the Recipient in book-entry form as of the Settlement Date. The Recipient’s execution of this Award Agreement confirms the terms of that settlement. The Company’s issuance instruction is subject to the confirmation from its outside securities counsel required by the Board Consent. The Award is intended to qualify as a short-term deferral exempt from Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and shall be interpreted accordingly. No fractional Shares were issued.

3. Restricted Securities; Resale Restrictions. The Recipient understands that the RSUs and the Shares have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction, and that, unless and until the Shares issuable under the Plan are registered on an effective registration statement on Form S-8, the Shares will be issued as “restricted securities” within the meaning of Rule 144 under the Securities Act. The Shares will bear such restrictive legend(s) and be subject to such stop-transfer instructions as the Company’s counsel and transfer agent deem appropriate, and may not be offered, sold or otherwise transferred except pursuant to an effective registration statement or an available exemption from registration, as confirmed by the Company’s counsel. The Recipient acknowledges that, as a director and executive officer of the Company, the Recipient is an “affiliate” of the Company and that any resale of Shares under Rule 144 is subject to the volume, manner-of-sale, notice and current-public-information conditions applicable to affiliates.

4. Investment Representations. The Recipient represents that (a) the Recipient is acquiring the RSUs and the Shares for the Recipient’s own account for investment and not with a view to distribution; (b) the Recipient is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act, including by reason of being a director and executive officer of the Company; (c) the Recipient has had access to the Company’s public filings and such other information as the Recipient has requested and has had the opportunity to ask questions of the Company; and (d) the Recipient is able to bear the economic risk of the investment.

5. Section 16. The Recipient acknowledges that, as a director and executive officer of the Company, the Recipient is subject to Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Award, and that the grant of the Award is reportable on Form 4 within two (2) business days after the Grant Date. The Board has approved the Award, and the acquisition of Shares upon its settlement, with the intent that they be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3(d)(1) thereunder. The Recipient remains responsible for the Recipient’s own filings under Section 16, whether or not the Company assists in their preparation.

6. Tax Matters; Share Withholding. The Recipient acknowledges that the fair market value of the Shares on the Settlement Date, being the closing price of the Common Stock as reported by OTC Markets on that date of $4.10 per share, is treated as ordinary compensation income of $332,583.80 (81,118 Shares × $4.10) subject to federal income and employment tax withholding, and that the Reference Price was used solely to determine the number of RSUs subject to the Award. The Recipient has elected, and the Company has agreed in accordance with Resolution 5 of the Board Consent, to satisfy the Company’s withholding obligation of $86,648.16 (federal income tax at the flat supplemental rate of 22%, Social Security, Medicare and Additional Medicare tax) by the Company retaining 21,134 whole Shares otherwise deliverable, having a fair market value of $86,649.40, which does not exceed the maximum statutory withholding rate applicable to the Recipient. The Shares so retained were never issued and are not outstanding. Any amount by which the value of the retained Shares exceeds the withholding obligation will be refunded to the Recipient through payroll. The Recipient acknowledges that the flat supplemental rate may be less than the Recipient’s actual marginal tax rate and that the Recipient is responsible for any additional tax due. The Recipient will deliver a completed IRS Form W-9 to the Company with this Award Agreement. The Recipient acknowledges that the Recipient has been advised to consult the Recipient’s own tax advisor and that the Company makes no representation as to the tax consequences of the Award.

7. Relationship to Employment. The Award is granted in recognition of services rendered during the Service Period and does not confer any right to continued employment with the Company or to any future award, and shall not be considered salary or compensation for purposes of any other benefit plan or arrangement unless expressly so provided.

8. Plan Provisions; Clawback; Adjustments; Trading Policy. The Award is subject to all terms of the Plan, including its provisions regarding adjustments upon changes in capitalization, and to any clawback or recoupment policy of the Company as in effect from time to time or as required by applicable law or listing standards. The Recipient agrees to comply with the Company’s insider trading policy and with applicable securities laws in connection with any transaction in the Shares.

9. General. This Award Agreement, together with the Plan and the Board Consent, constitutes the entire understanding between the Company and the Recipient regarding the Award and may be amended only by a writing signed by both parties. This Award Agreement is governed by the laws of the State of Nevada, without regard to its conflict-of-laws principles, and may be executed in counterparts and by electronic signature.

The parties have executed this Award Agreement on the dates set forth below, effective as of the Grant Date.

VERTICAL DATA INC.	RECIPIENT
By: /s/ Christopher Steven Downs	/s/ Deven Soni
Name: Christopher Steven Downs	Name: Deven Soni
Title: Chief Financial Officer	Address: [Personal information omitted]
Date: 2026-10-19	Date: 2026-10-21